COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

As of July 1, 2026

Columbia Management Investment Distributors, Inc.

290 Congress Street

Boston, MA 02210

Attn: President

Re:	Restated Schedule I to Shareholder Servicing Plan Implementation Agreement

Dear Sir:

Reference is made to that certain Shareholder Servicing Plan Implementation Agreement by and among Columbia Funds Series Trust and Columbia Funds Series Trust I and Columbia Management Investment Distributors, Inc. effective on May 1, 2010 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

Schedule I to the Agreement is hereby replaced by Schedule I hereto effective as of the date set forth above.

Very truly yours,

COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I each on behalf of its respective Funds

By:	/s/ Michael G. Clarke
	Name:	Michael G. Clarke
	Title:	President

Accepted and Agreed to:

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Marc Zeitoun
	Name:	Marc Zeitoun
	Title:	Vice President and Head of North America Product

SCHEDULE I

COMPENSATION

Classes A,1 C and E Shares of a Columbia Fund except as otherwise specifically identified below:

The Servicing Fee shall be, with respect to each applicable Fund, an annual rate not to exceed 0.25% of the average daily net assets of such Fund Share classes, other than Shares with respect to which the Fund is paying a shareholder servicing fee directly to a third party. The Servicing Fee shall be accrued daily and paid monthly in arrears.

For Class A Shares of Columbia Balanced Fund, Columbia Contrarian Core Fund, Columbia Cornerstone Growth Fund, Columbia Dividend Income Fund, Columbia Global Technology Growth Fund, Columbia Oregon Intermediate Municipal Bond Fund, Columbia Real Estate Equity Fund, Columbia Select Mid Cap Growth Fund, Columbia Small Cap Growth Fund and Columbia Total Return Bond Fund, each a series of Columbia Funds Series Trust I, the Board of Trustees of Columbia Funds Series Trust I limits total payments for distribution and service fees for each applicable Fund to 0.25% of such Fund’s average daily net assets attributable to Class A Shares, and therefore any amounts payable by Class A Shares of such Fund pursuant to Columbia Funds Series Trust I’s Distribution Plan shall directly reduce the maximum allowable rate of the Servicing Fee. For example, payment of a 0.10% distribution fee would reduce the maximum allowable rate of the Servicing Fee to 0.15%.

Classes A and C of Columbia High Yield Municipal Fund, Columbia Intermediate Duration Municipal Bond Fund and Columbia Total Return Municipal Income Fund:

The Servicing Fee shall be, with respect to each applicable Fund, an annual rate not to exceed 0.20% of the average daily net assets of such Fund Share classes, other than Shares with respect to which the Fund is paying a shareholder servicing fee directly to a third party. The Servicing Fee shall be accrued daily and paid monthly in arrears.

Shares of Multisector Bond SMA Completion Portfolio and Overseas SMA Completion Portfolio:

The Service Fee shall be an annual rate not to exceed 0.25% of the average daily net assets attributable to shares of the Fund, provided, that the Fund’s combined Service Fee and distribution fee shall not exceed 0.25% of the average daily net assets of such Fund.

[1]

Class A Shares of each Fund that is a series of Columbia Funds Series Trust have a combined shareholder servicing and distribution plan pursuant to which the aggregate annual fee rate listed above represents total compensation for services rendered in connection with (i) the sale of such Shares; (ii) the personal services and/or the maintenance of shareholder accounts holding such Shares; or (iii) any combination thereof.